

April 15, 2015

Donald A. Merril
Chief Financial Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive, Suite 300
Frederick, Maryland 21701

      Re: **U.S. Silica Holdings, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 25, 2015
              File No. 001-35416

Dear Mr. Merril:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 2. Properties
Our Reserves page 44

1.   We note your disclosure of proven and probable reserves for your Voca, Texas mine. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between seams, geology, and topography.

- A detailed description of your procedures for estimating reserves.

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve area.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, if possible please provide the requested information on a CD formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Recent Trends and Outlook, page 52

2.   We note your disclosure on page 52 regarding recent trends in the FRAC sand demand including material demand decreases. In future filings please expand your disclosure to address how such trends would impact your liquidity, capital resources and results of operations in a material way, or tell us why you believe disclosure is not required. Refer to Item 303(a) of Regulation S-K for guidance. Please provide us with draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Christine Marshall, Esq.